Exhibit 99.1
Qiao Xing Universal Resources, Inc. Reports First Half 2010 Financial Results
     HUIZHOU, Guangdong, China, Sept. 10 /PRNewswire-Asia/ —
     This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
     Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
     Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced its unaudited results for the six months ended June 30, 2010.
     First Half Highlights
•	The Company reported net income of RMB100.6 million (US$14.8 million), or RMB1.12 (US$0.17) per basic share, compared to a net loss of RMB184.1 million or RMB3.62 per basic share in the first half of 2009 (after attribution of the non-controlling interest).

•	Net sales were RMB465.9 million (US$68.7 million) compared to RMB1,044.1 million in the first half of 2009.

•	Gross profit was RMB77.3 million (US$11.4 million) compared to RMB215.8 million in the first half of 2009. Gross margin was 16.6% compared to 20.7% in the first half of 2009.
     “We are pleased to return to profitability following our efforts to strategically transform the Company into a resources-focused enterprise,” commented Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer. “Recently, we have made a proposal to privatize Qiao Xing Mobile Communication Co., Ltd (NYSE: QXM, or “QXMC”), which represents a major milestone for our business. In addition, we are making steady progress in our proposed acquisitions of molybdenum, copper, lead and zinc mines. These developments demonstrate our clarity on future direction and our confidence in the long-term growth in the resources industry. We believe we are on the right track to enhancing long-term shareholder value.”
     Financial Review of Operations for Molybdenum Mine Business
•	Consolidated revenue from the mining business for the first half of 2010 totaled RMB141.9 million (US$20.9 million). Gross profit was RMB66.4 million (US$9.8 million), resulting in gross margin of 46.8%. Net income totaled RMB45.4 million (US$6.7 million), of which RMB27.5 million (US$4.1 million) was generated in the second quarter of 2010. Net income in the second quarter of 2010 increased by 53.3% from the first quarter of 2010, when business was seasonally slower as most mining businesses in North China shut down operations for the long Chinese New Year holiday in February 2010.

•	Molybdenum concentrate production in the first half of 2010 was 1,550.0 tons (3.42 million pounds), equivalent to 745.7 tons (1.64 million pounds) of molybdenum metal.

•	Average cost of sales of molybdenum metal produced in the first half of 2010 was RMB101,144 (US$14,915) per ton, or RMB45.97 (US$6.78) per pound. Average cash cost of molybdenum metal produced in the first half of 2010 was RMB65,276 (US$9,626) per ton, or RMB29.60 (US$4.36) per pound. (The Company produces molybdenum concentrate and does not engage in smelting operations, so the cash cost does not include the cost of smelting).

•	Capital expenditures for the mining business in the first half of 2010 totaled RMB33.6 million (US$4.9 million). These capital expenditures were all used for the construction of the Company’s Chifeng Haozhou mine.
     The average price of molybdenum concentrate sold by the Company’s Chifeng Haozhou Mine for the six months ended June 30, 2010 was RMB2,212 per ton, representing an increase of 2.4% from RMB2,160 per ton for the six months ended December 31, 2009.
     Financial Review of Operations for Telecommunication Business
•	Revenues were RMB324.0 million (US$47.8 million) compared to RMB1,039.6 million in the first half of 2009.

•	Handset shipments were 621,000 units compared to 1,593,000 units in the first half of 2009.

•	Gross margin was 3.3% compared to 20.7% in the first half of 2009.

•	Operating loss was RMB85.1 million (US$12.6 million) compared to operating income of RMB122.6 million in the first half of 2009.

•	Net loss was RMB64.5 million (US$9.5 million) in the first half of 2010 compared to net loss of RMB 62.1 million in the first half of 2009.
     Our telecommunications business is operated through QXMC.
     The decrease in revenues was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the first half of 2010.
     The decrease in handset shipments was primarily due to fewer new model launches and a slow-down in shipments amid intense competition in the PRC handset market.
     The ASP of handset products decreased to RMB513 (US$76) in the first half of 2010 from RMB646 in the first half of 2009, which was primarily due to the launch of lower-priced products to target the lower-end market and price reductions to drive sales in an increasingly competitive environment.
     Gross profit in the first half of 2010 was RMB10.8 million (US$1.6 million), compared to RMB214.8 million in the same period of 2009. The year-over-year decline in gross profit and gross margin was primarily a result of the decline in ASP.

     Selling and distribution (“S&D”) expenses in the first half of 2010 were RMB60.9 million (US$9.0 million), compared to RMB52.5 million in the same period of 2009. The increase in S&D expenses was primarily due to the airtime costs incurred from the sale of handset products through the infomercial arrangement. Airtime costs incurred from TV infomercial sales were RMB55.2 million in the first half of 2010, compared to RMB42.0 million in the same period of 2009. The increase in airtime costs was however offset by lower payroll costs and other advertising and promotion expenses.
     General and administrative (“G&A”) expenses were RMB23.5 million (US$3.5 million), compared to RMB23.9 million in the same period of 2009. Share-based compensation expenses recognized in G&A were RMB9.3 million (US$1.4 million) in the first half of 2010, compared to RMB5.5 million in the first half of 2009.
     Research and development (“R&D”) expenses were RMB9.4 million (US$1.4 million), compared to RMB13.5 million in the same period of 2009. The lower R&D expenses were primarily due to lower payroll costs and software license fees.
     Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, increased to RMB11.0 million (US$1.6 million) in the first half of 2010 from RMB6.5 million in the same period of 2009.
     Operating loss for the first half of 2010 was RMB85.1 million (US$12.6 million), compared to operating income of RMB122.6 million in the first half of 2009.
     Financial Conditions
     As of June 30, 2010, XING and its subsidiaries held US$538.2 million in cash and cash equivalents and US$519.5 million in working capital. Shareholders’ equity was US$652.5 million as of June 30, 2010.
     As of June 30, 2010, QXM and its subsidiaries held US$436.5 million in cash and cash equivalents and US$401.0 million in working capital. Shareholders’ equity was US$419.8 million as of June 30, 2010.
     Outlook
•	We anticipate that in the second half of 2010, we will see continued growth in our Haozhou Molybdenum Mining business, which may grow eventually to contribute net profit of over US$24million in FY2011.

•	The acquisition of Balinzuo Banner Xinyuan Mining Co., Ltd, which owns a relatively large-scale lead-zinc mine in Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China, is expected to be completed in the fourth quarter of 2010. We expect to increase this Lead-zinc mine’s production capacity to mill 2,000 tons of ore per day after completion of the acquisition and hope that it will be another major cash and net income generator to XING.

•	We are now evaluating the opportunities of acquiring some other big mines. With the expected completion of the proposed privatizing of our subsidiary QXMC, XING will have strong financial resources for future acquisitions and become a “Pure Resources, Bigger Player” finally.
     Foreign Exchange Rate Used
     The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of the amounts from Renminbi (RMB) into United States dollars for the convenience of readers were calculated at the noon buying rate of US$1.00 = RMB6.7815 on June 30, 2010 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2010, or at any other certain date. The percentages stated are calculated based on RMB.
FINANCIAL TABLES FOLLOW
Qiao Xing Universal Resources, Inc. and its Subsidiaries
Condensed Consolidated Profit and Loss Account
For six months ended June 30

	2009	2010
	RMB’000	RMB’000	US$’000

Net sales	1,044,144	465,856	68,695
Cost of goods sold	(828,350)	(388,557)	(57,297)
Gross profit	215,794	77,299	11,398
Total operating expenses	(125,938)	(103,920)	(15,324)
Income from operation	89,856	(26,621)	(3,926)
Net non-operating income (loss)	(109,792)	117,019	17,256
Income before income tax	(19,936)	90,398	13,330
Provision for income tax	(35,499)	(17,962)	(2,649)
Net income from continuing operations, net of tax	(55,435)	72,436	10,681
Discontinued operations, net of tax	(145,480)	—	—
Net income (loss) for the year	(200,915)	72,436	10,681
Net loss (income) attributable to the noncontrolling interest	16,842	28,166	4,154
Net income (loss) after attribution of the noncontrolling interest	(184,073)	100,602	14,835
To participatory convertible notes	—	—	—
To common stock	(184,073)	100,602	14,835
Basic earnings (loss) per common share:
Before extraordinary gain	(3.62)	1.12	0.17
Extraordinary gain	—	—	—
After extraordinary gain	(3.62)	1.12	0.17
Weighted average number of shares outstanding
Basic	50,876,616	89,897,243	89,897,243

Qiao Xing Universal Resources, Inc. and its Subsidiaries
Condensed Consolidated Balance Sheet

	December 31,	June 30,
	2009	2010
	RMB’000	RMB’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,709,503	3,649,528	538,159
Restricted cash	251,720	155,053	22,864
Bills receivable	—	—	—
Accounts receivable, net	123,082	293,530	43,284
Inventories	98,012	145,452	21,448
Prepaid expenses	184,339	160,781	23,709
Other current assets	37,025	33,684	4,967
Due from related parties	25	25	4
Deferred income taxes	15,942	13,087	1,930
Deferred debt issuance costs, net	—	—	—
Assets held for sale	163,000	—	—
Due from discontinued operations	200,000	130,000	19,170
TOTAL CURRENT ASSETS	4,782,648	4,581,140	675,535
NON-CURRENT ASSETS
Property, machinery and equipment, net	170,485	236,629	34,893
Proven and probable reserves	712,121	694,453	102,404
Construction-in-progress	86,591	42,394	6,251
Investment at cost	5,000	—	—
Goodwill	82,058	82,058	12,100
Value beyond proven and probable reserves	67,295	67,295	9,923
Other acquired intangible assets, net	4,433	2,216	328
Deferred income taxes — noncurrent	—	1,618	239
TOTAL NON-CURRENT ASSETS	1,127,983	1,126,663	166,138
TOTAL ASSETS	5,910,631	5,707,803	841,673
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term bank borrowings	884,708	715,600	105,522
Accounts payable	60,750	85,823	12,655
Other payables	57,238	10,205	1,505
Accrued liabilities	40,472	40,757	6,010
Deposits received	1,310	1,310	193
Deferred revenues	16,370	49,418	7,287
Due to related parties	5,118	5,153	760
Taxation payable	15,016	16,330	2,409
Convertible notes	233,716	112,162	16,539
Embedded derivatives liabilities	63,096	14,439	2,129
Assets retirement obligation	4,013	7,050	1,040
TOTAL CURRENT LIABILITIES	1,381,807	1,058,247	156,049
LONG-TERM LIABILITIES
Shareholders loans	6,732	6,688	986
Warrants liabilities	148,921	45,099	6,650
Deferred tax liabilities	175,281	172,661	25,461
TOTAL NON-CURRENT LIABILITIES	330,934	224,448	33,097
TOTAL LIABILITIES	1,712,741	1,282,695	189,146

	December 31,	June 30,
	2009	2010
	RMB’000	RMB’000	US$’000
SHAREHOLDERS’ EQUITY
XING equity
Common stock, par value RMB0.008 (equivalent of US$0.001); authorised 200,000,000 shares as of December 31, 2009 and March 31, 2010; outstanding and fully paid — 82,327,993 shares as of December 31, 2009 and 90,294,134 shares as of March 31, 2010	602	669	99
Additional paid-in capital	2,404,998	2,554,802	376,731
Cumulative translation adjustments	(160,352)	897,338	132,322
Retained earnings	796,736	(160,217)	(23,626)
TOTAL XING EQUITY	3,041,984	3,292,592	485,526
NONCONTROLLING INTEREST	1,156,086	1,132,516	167,001
TOTAL EQUITY	4,198,070	4,425,108	652,527
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	5,910,631	5,707,803	841,673
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.

     Safe Harbor Statement
     This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
     Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated acquisitions, the privatization of QXMC, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, the Company and value for the Company’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
     Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 10, 2010.
     Additional Information and Where to Find It
     Qiao Xing Universal Resources, Inc. plans to file a Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) in connection with its proposed offer to acquire all of the outstanding shares of QXMC that it does not currently own (the “Proposed Offer”). The Schedule 13E-3 will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 will contain important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer will be an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
     The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be available when filed free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Company Contact:	Rick Xiao, Vice President Qiao Xing Universal Resources Phone: +86-752-282-0268 Email: rick@qiaoxing.com
     For more information, please contact:
Company Contact:
   Mr. Rick Xiao, Vice President
   Email: rick@qiaoxing.com
   Tel: +86-752-282-0268
CCG Investor Relations Contact:
   Mr. Ed Job, Account Manager
   Email: ed.job@ccgir.com
   Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.